FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 5 December 2005


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. November traffic stats




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 December 2005



                                INDEX TO EXHIBITS



Exhibit No.1                 Description


1.                          November traffic stats








TRAFFIC AND CAPACITY STATISTICS - November 2005


Summary of the headline figures


In November 2005, passenger capacity, measured in Available Seat Kilometres, was
3.6 per cent above November 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 6.3 per cent. This resulted in a passenger load factor up 1.9 points versus last year, to 73.2 per cent. The increase in traffic comprised a 12.0 per cent increase in premium traffic and a 5.2 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 1.9 per cent. Overall load factor fell by 0.5 points at 70.1 per cent.



Market conditions


Market conditions remain broadly unchanged, as significant promotional activity is required to deliver seat factors.


Strategic Developments


British Airways announced plans to re-structure its business with a 35 per cent reduction in the number of its 1,715 managers by March 2008. The figure comprises a 50 per cent reduction in senior managers from 414 to 207, and a 30 percent reduction in middle managers from 1,301 jobs to 911 jobs. This brings the total number of job cuts to 597. The proposed management job cuts are set to save the airline GBP50 million as part of its drive to achieve a GBP300 million cost reduction programme by March 2007, announced in January 2004.



The company announced a pre-tax profit of GBP241 million (2004: GBP293 million) for the three months ended September 30, 2005. The three month pre-tax figures took the result for the half-year to GBP365 million (2004: GBP368 million). Operating profit for the quarter was GBP261 million (2004: GBP245 million).



The airline said it will invest GBP100 million in a major overhaul of its longhaul business class. The enhanced changes will be introduced from mid 2006. The multi-million pound investment will build on the success of the airline's existing Club World flat bed and will set new standards for the business traveller.



British Airways and The Tussauds Group signed a memorandum of understanding agreeing the sale of the airline's entire interests in the British Airways London Eye including its one-third share and its outstanding loan to the company for GBP95 million. The airline plans to continue its brand association with the attraction by extending its franchise agreement.



                                      ends







December5, 2005
                                          136/CW/05



BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                         Month of November                    Financial year
                                                                           April through to Nov
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2005       2004       (%)            2005        2004        (%)

Passengers carried (000)
UK/Europe                        1728       1747      -1.1           16320       16600       -1.7
Americas                          570        541      +5.4            5096        4963       +2.7
Asia Pacific                      152        140      +8.4            1263        1111      +13.6
Africa and Middle East            281        257      +9.5            1995        2008       -0.6
Total                            2732       2685      +1.7           24673       24681       -0.0

Revenue passenger km (m)
UK/Europe                        1514       1496      +1.2           15182       14919       +1.8
Americas                         3815       3620      +5.4           34212       33183       +3.1
Asia Pacific                     1560       1428      +9.3           12976       11420      +13.6
Africa and Middle East           1942       1767      +9.9           13442       13398       +0.3
Total                            8831       8311      +6.3           75813       72919       +4.0

Available seat km (m)
UK/Europe                        2470       2472      -0.1           21735       21030       +3.4
Americas                         4930       4960      -0.6           42623       41975       +1.5
Asia Pacific                     2074       1912      +8.5           16918       15538       +8.9
Africa and Middle East           2588       2304     +12.3           17525       17727       -1.1
Total                           12063      11648      +3.6           98801       96270       +2.6

Passenger load factor (%)
UK/Europe                        61.3       60.5      +0.8 pts        69.9        70.9       -1.0 pts
Americas                         77.4       73.0      +4.4 pts        80.3        79.1       +1.2 pts
Asia Pacific                     75.2       74.7      +0.5 pts        76.7        73.5       +3.2 pts
Africa and Middle East           75.0       76.7      -1.7 pts        76.7        75.6       +1.1 pts
Total                            73.2       71.3      +1.9 pts        76.7        75.7       +1.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              444        453      -1.9            3252        3316       -1.9
Total RTK                        1325       1281      +3.4           10810       10587       +2.1
Available tonne km (m)           1890       1814      +4.2           15430       15068       +2.4

Overall load factor (%)          70.1       70.6      -0.5 pts        70.1        70.3       -0.2 pts



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB

                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602